Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction
Amarin Pharmaceuticals Ireland Limited	Ireland
Amarin Pharma Inc.	Delaware
Amarin Neuroscience Limited	UK
Ester Neurosciences Limited	Israel
Amarin Finance Limited	Bermuda